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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAR 19 AM 8:16

# Santos



Date: Wed 20 Mar 2002 04:18:59 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: News Release - Santos in discussion regarding proposal for Orogen Minerals Limited.

Number of pages (incl. cover sheet): 5



dl 3/22

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Santos Ltd
ABN 80 007 550 923
GPO Box 2455
Adelaide SA 5001
Telephone: 08 8218 5111
Facsimile: 08 8218 5131
www.santos.com.au

Santos

# News Release

Issued by Investor Relations

20 March 2002

## Santos in discussions regarding proposal for Orogen Minerals Limited

Santos Limited (ASX: STO, NASDAQ: STOSY) today announced that it is considering making a takeover offer for Orogen Minerals Limited (Orogen) at a cash price of A$2.00 per share, which would value Orogen at A$642 million. Santos is currently in discussions with Orogen's 51% shareholder, Mineral Resources Development Company Limited (MRDC), a wholly owned entity of the Independent State of Papua New Guinea.

Summarising the proposal, Santos' Managing Director, Mr. John Ellice-Flint said "We believe that our proposal would be beneficial for Papua New Guinea, for Australia, and for Santos and Orogen shareholders."

"For Papua New Guinea, this represents a low risk proposal, providing A$328 million of cash to the Government. It also strengthens the joint venture group underwriting the PNG Gas Project."

"For Australia, an acquisition of Orogen by Santos would provide increased Australian participation in regional oil exploration and involvement of a major Australian company in the PNG Gas Project."

"For Santos shareholders, this proposal advances the company's strategy through increased oil production, further exposure to oil exploration, enhanced gas interests and associated reserves. It would have an immediate beneficial impact on earnings."

"For Orogen shareholders, Santos' proposal offers cash of A$2.00 per share, which represents a premium to the value of the Oil Search offer."

Santos intends to distribute any proceeds from the sale of Orogen's mineral assets (excluding Orogen's shareholding in Lihir, to be sold separately) above US$45 million to accepting shareholders on a pro-rata basis.

Santos will only proceed with its proposal if MRDC elects not to support the proposed scheme of arrangement between Orogen and Oil Search Limited, and MRDC agrees to enter into certain agreements with Santos including:

- An agreement granting Santos an option to acquire a minimum of 14.9% of Orogen's issued capital at the proposed offer price of A$2.00 per share; and
- An agreement under which Santos could procure Orogen to sell certain minerals assets to MRDC in the event that any of the assets are not successfully divested to a third party.

The proposal is also conditional upon Santos undertaking certain confirmatory due diligence.

If Santos proceeds, an offer would be subject to a number of conditions including:

- a 51% minimum acceptance condition; and
- regulatory and other conditions.

Santos believes that its proposal would be demonstrably superior to the Oil Search offer for the following reasons:

- Santos' proposed offer is cash. In comparison, Oil Search is offering the significant investment risk of shares; and
- Santos' proposed offer represents a premium to Oil Search's offer. Oil Search's offer currently values Orogen at $1.88 per share, based on Oil Search's closing share price on Tuesday 19 March 2002 and at $1.79 per share, based on Oil Search's weighted average share price since 26 February 2002, being the date on which Oil Search announced that the Bakari well was unsuccessful.

Santos has reviewed the Grant Samuel independent expert's report in respect of the Oil Search offer for Orogen and believes that Santos' proposal would be superior and lower risk for Orogen shareholders than the Oil Search offer.

Importantly, Santos believes that its proposal would be highly beneficial for the State of Papua New Guinea for the following reasons:

- MRDC will realise A$328 million in cash from accepting Santos' proposed offer. In comparison MRDC will only receive A$74 million in cash from the Oil Search proposal; and
- Santos believes that participation by foreign oil and gas companies is crucial to the long-term success of the oil and gas industry in Papua New Guinea. This proposal highlights Santos' commitment to Papua New Guinea.

If Santos is successful in acquiring Orogen there will be three significant participants in the PNG Gas Project. A US based multi-national (Exxon Mobil - the operator) will hold approximately 31%, a PNG company (Oil Search) will hold approximately 27% and Santos, a major Australian oil and gas company, will hold approximately 26% (under the present structure). Santos believes that the involvement of three partners with material equity interests will substantially improve the commercial viability of the PNG Gas Project in terms of project execution, financing and marketing. Santos is also currently in discussions with Exxon Mobil to re-enter the PNG Gas Project in respect of Santos' existing interest in the Hides Gas Field.

Santos shareholders would clearly benefit from an acquisition of Orogen pursuant to this proposal for a number of reasons:

- An acquisition of Orogen would complement and build on Santos' existing asset base in PNG and the company's skills and competencies in exploration, production and gas marketing;
- After taking into account Orogen's cash balance and the proceeds from the divestment of mineral assets, the acquisition is expected to have a net cost to Santos of less than A$400 million;
- An acquisition of Orogen would be expected to be earnings accretive to Santos within its first full-year of ownership;
- Santos' production would be 8% higher, based on 2001 pro forma production;
- This will immediately add approximately 22 million barrels of oil to Santos' total proven and probable reserves (on a pro forma basis estimated as at end 2001); and
- In addition there are significant contingent resources associated with the PNG Gas Project.

Santos is being advised by Deutsche Bank AG.

**For Further Information please contact:**

**Graeme Bethune**
General Manager Finance and Investor Relations
Santos Limited
Tel: + 61 2 9258 1117 (Wednesday 20 March only)
Tel: + 61 8 8218 5157 (Thursday 21 March)
Mobile: + 61 419 828 617

**Hamish Douglass**
Managing Director
Head of Mergers & Acquisitions
Deutsche Bank AG
Tel: + 61 2 9258 2039
Mobile: + 61 419 560 349
Email: hamish.douglass@db.com